UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Tempus AI, Inc.

(Name of Issuer)

Class A Common Stock, $0.0001 Par Value Per Share

(Title of Class of Securities)

88023B103

(CUSIP Number)

September 30, 2024

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88023B103	Page 2 of 7 Pages

1.	Name of Reporting Persons Eric Paul Lefkofsky
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 5,962,227(2)
	6.	Shared Voting Power 48,455,700(3)
	7.	Sole Dispositive Power 5,962,227(2)
	8.	Shared Dispositive Power 48,455,700(3)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 54,417,927(2)(3)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 34.3% of Class A Common Stock(4) (34.3% of combined Common Stock)(5)
12.	Type of Reporting Person (See Instructions) IN

(1)

This Schedule 13G is filed by Eric Paul Lefkofsky (“Mr. Lefkofsky”), Blue Media, LLC (“Blue Media”) and Gray Media, LLC (“Gray Media” and together with Mr. Lefkofsky and Blue Media, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)

Consists of: (i) 1,455,329 shares of the Issuer’s Class A Common Stock and (ii) 4,506,898 shares of the Issuer’s Class A Common Stock issuable upon the vesting of restricted stock units within 60 days of September 30, 2024.

(3)

Consists of: (i) 206 shares of the Issuer’s Class A Common Stock held by Black Media, LLC (“Black Media”), (ii) 27,619,558 shares of the Issuer’s Class A Common Stock held by Blue Media, (iii) 9,607,283 shares of the Issuer’s Class A Common Stock held by Gray Media, (iv) 145,966 shares of the Issuer’s Class A Common Stock held by Innovation Group Investors LP Series 1B (“Series 1B”), (v) 4,060,547 shares of the Issuer’s Class A Common Stock held by Innovation Group Investors LP 2011 Series (“2011 Series”), (vi) 332,131 shares of the Issuer’s Class A Common Stock held by Lefkofsky Family Foundation DTD 9/5/06 Eric Lefkofsky TTEE (the “Foundation”), (vii) 1,397,589 shares of the Issuer’s Class A Common Stock held by Lightbank Global LLC (“Lightbank Global”), (viii) 248,631 shares of the Issuer’s Class A Common Stock held by Lightbank Investments 1B LLC (“Lightbank Investments”), (ix) 178,485 shares of the Issuer’s Class A Common Stock issuable upon conversion of 178,485 shares of the Issuer’s Class B Common Stock held by Black Media, (x) 3,972,878 shares of the Issuer’s Class A Common Stock issuable upon conversion of 3,972,878 shares of the Issuer’s Class B Common Stock held by Blue Media and (xi) 892,426 shares of the Issuer’s Class A Common Stock issuable upon conversion of 892,426 shares of the Issuer’s Class B Common Stock held by 2011 Series. Mr. Lefkofsky is the sole manager of each of Black Media, Blue Media, Gray Media, Series 1B, 2011 Series, Lightbank Global and Lightbank Investments. Mr. Lefkofsky and his wife, Elizabeth Lefkofsky, serve as trustees of the Foundation. Mr. Lefkofsky holds shared voting and dispositive power of the securities reported herein.

(4)

This percentage is calculated based upon the sum of (i) 149,274,923 shares of the Issuer’s Class A Common Stock outstanding as of August 6, 2024 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 6, 2024 (the “Quarterly Report”), (ii) Class A Common Stock issuable upon conversion of 5,043,789 shares of Class B Common Stock beneficially owned by Mr. Lefkofsky, which are treated as converted into Class A Common Stock only for the purpose of computing the Class A Common Stock beneficial ownership percentage of Mr. Lefkofsky and (iii) 4,506,898 shares of the Issuer’s Class A Common Stock issuable upon the vesting of restricted stock units within 60 days of September 30, 2024.

(5)

This percentage is calculated based upon the sum of (i) a total of 154,318,712 shares of Common Stock (149,274,923 shares of the Issuer’s Class A Common Stock and 5,043,789 shares of the Issuer’s Class B Common Stock) outstanding as of August 6, 2024, as reported in the Quarterly Report and (ii) 4,506,898 shares of the Issuer’s Class A Common Stock issuable upon the vesting of restricted stock units within 60 days of September 30, 2024.

CUSIP No. 88023B103	Page 3 of 7 Pages

1.	Name of Reporting Persons Blue Media, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 31,592,436(2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 31,592,436(2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 31,592,436(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 20.6% of Class A Common Stock(3) (20.5% of combined Common Stock)(4)
12.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)

Consists of: (i) 27,619,558 shares of the Issuer’s Class A Common Stock held by Blue Media and (ii) 3,972,878 shares of the Issuer’s Class A Common Stock issuable upon conversion of 3,972,878 shares of the Issuer’s Class B Common Stock held by Blue Media. Mr. Lefkofsky is the sole manager of Blue Media and shares voting and dispositive power of the securities reported herein.

(3)

This percentage is calculated based upon the sum of (i) 149,274,923 shares of the Issuer’s Class A Common Stock outstanding as of August 6, 2024 as reported in the Quarterly Report and (ii) Class A Common Stock issuable upon conversion of 3,972,878 shares of Class B Common Stock beneficially owned by Blue Media, which are treated as converted into Class A Common Stock only for the purpose of computing the Class A Common Stock beneficial ownership percentage of Blue Media.

(4)

This percentage is calculated based upon a total of 154,318,712 shares of Common Stock (149,274,923 shares of the Issuer’s Class A Common Stock and 5,043,789 shares of the Issuer’s Class B Common Stock) outstanding as of August 6, 2024, as reported in the Quarterly Report.

CUSIP No. 88023B103	Page 4 of 7 Pages

1.	Name of Reporting Persons Gray Media, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 9,607,283(2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 9,607,283(2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,607,283(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 6.4% of Class A Common Stock (6.2% of combined Common Stock)(3)
12.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Mr. Lefkofsky is the sole manager of Gray Media and shares voting and dispositive power of the securities reported herein.

(3)

Calculation of the percentage of Class A Common Stock beneficially owned is based upon 149,274,923 shares of the Issuer’s Class A Common Stock outstanding as of August 6, 2024, as reported in the Quarterly Report. Calculation of the percentage of combined Common Stock beneficially owned is based upon a total of 154,318,712 shares of Common Stock (149,274,923 shares of the Issuer’s Class A Common Stock and 5,043,789 shares of the Issuer’s Class B Common Stock) outstanding as of August 6, 2024, as reported in the Quarterly Report.

CUSIP No. 88023B103	Page 5 of 7 Pages

Item 1(a)	Name of Issuer

Tempus AI, Inc. (the “Issuer”)

Item 1(b)	Address of Issuer’s Principal Executive Offices

600 West Chicago Avenue, Suite 510
Chicago, IL 60654

Item 2(a)	Name of Person Filing

Eric Paul Lefkofsky (“Mr. Lefkofsky”)

Blue Media, LLC (“Blue Media”)

Gray Media, LLC (“Gray Media” and together with Mr. Lefkofsky and Blue Media, the “Reporting Persons”)

Item 2(b)	Address of Principal Business Office or, if none, Residence

c/o Tempus AI, Inc.
600 West Chicago Avenue, Suite 510
Chicago, IL 60654

Item 2(c)	Citizenship

Individuals: Mr. Lefkofsky - United States

Entities: Blue Media - Delaware

Gray Media - Delaware

Item 2(d)	Title of Class of Securities

Class A Common Stock, $0.0001 par value per share

Item 2(e)	CUSIP Number

88023B103

Item 3	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1:

(a)	Amount beneficially owned: See responses to Item 9 on the attached cover pages.

(b)	Percent of class: See responses to Item 11 on the attached cover pages.

CUSIP No. 88023B103	Page 6 of 7 Pages

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: See responses to Item 5 on the attached cover pages.

(ii)	Shared power to vote or to direct the vote: See responses to Item 6 on the attached cover pages.

(iii)	Sole power to dispose or to direct the disposition of: See responses to Item 7 on the attached cover pages.

(iv)	Shared power to dispose or to direct the disposition of: See responses to Item 8 on the attached cover pages.

Item 5	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐

Item 6	Ownership of More than Five Percent of Another Person

Not applicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8	Identification and Classification of Members of the Group

Not applicable.

Item 9	Notice of Dissolution of Group

Not applicable.

Item 10	Certification

Not applicable.

CUSIP No. 88023B103	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 12, 2024

/s/ Eric Paul Lefkofsky
Eric Paul Lefkofsky

BLUE MEDIA, LLC

By:	/s/ Eric Paul Lefkofsky
Name:	Eric Paul Lefkofsky
Title:	Manager

GRAY MEDIA, LLC

By:	/s/ Eric Paul Lefkofsky
Name:	Eric Paul Lefkofsky
Title:	Manager

EXHIBITS

A:	Joint Filing Agreement

Exhibit A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Class A Common Stock of Tempus AI, Inc. and further agree that this agreement be included as an exhibit to such filing. Each party to the agreement expressly authorizes each other party to file on its behalf any and all amendments to such statement. Each party to this agreement agrees that this joint filing agreement may be signed in counterparts.

IN WITNESS WHEREOF, the undersigned have executed this Joint Filing Agreement as of November 12, 2024.

/s/ Eric Paul Lefkofsky
Eric Paul Lefkofsky

BLUE MEDIA, LLC
By:	/s/ Eric Paul Lefkofsky
Name:	Eric Paul Lefkofsky
Title:	Manager

GRAY MEDIA, LLC
By:	/s/ Eric Paul Lefkofsky
Name:	Eric Paul Lefkofsky
Title:	Manager